Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the three months ended June 30, 2004	For the six months ended June 30, 2004	For the years ended December 31,

			2003	2002	2001	2000	1999

Earnings before fixed charges:
Add:
Income from continuing operations (a)	$18,255	$30,506	$75,710	$48,181	$20,427	$39,355	$22,401
Minority interest attributable to continuing operations	588	1,849	9,265	9,337	7,818	8,824	7,354
Fixed charges – per below	13,121	27,534	69,476	76,950	83,627	84,604	79,687
Less:
Income from equity method investments not distributed	(126)	(126)	—	—	—	(2,768)	—
Capitalized interest	(595)	(991)	(1,503)	(2,949)	(5,178)	(8,182)	(2,100)
Preferred Distributions of consolidated subsidiaries	—	(832)	(7,069)	(7,069)	(7,069)	(7,069)	(6,103)

Earnings before fixed charges	$31,243	$57,940	$145,879	$124,450	$99,625	$114,764	$101,239

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$11,948	$24,052	$57,835	$63,522	$67,496	$64,746	$69,800
Capitalized interest	595	991	1,503	2,949	5,178	8,182	2,100
Proportionate share of interest for unconsolidated real estate ventures	578	1,659	3,069	3,410	3,884	4,607	1,684
Distributions to preferred unitholders in Operating Partnership	—	832	7,069	7,069	7,069	7,069	6,103

Total Fixed Charges	13,121	27,534	69,476	76,950	83,627	84,604	79,687

Income allocated to preferred shareholders	2,677	4,695	11,906	11,906	11,906	11,906	4,790

Total Preferred Distributions	2,677	4,695	11,906	11,906	11,906	11,906	4,790

Total combined fixed charges and preferred distributions	$15,798	$32,229	$81,382	$88,856	$95,533	$96,510	$84,477

Ratio of earnings to combined fixed charges and preferred distributions	1.98	1.80	1.79	1.40	1.04	1.19	1.20

(a)	Amounts for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been reclassified to present properties identified as held for sale consistent with the presentation for the period ended June 30, 2004. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.